Exhibit 6.9

November 4, 2021

Exodus 10b-18 Share Repurchase Program Plan and Process

Exodus to Retire up to $2 million in Class A Common Stock, up to $55 per share

Exodus Movement, Inc. (the “Company”) intends to structure a share repurchase program (the “Program”) to comply with the Rule 10b-18 safe harbor under the Securities Act of 1934 (the “Exchange Act”) as if the Company were a registered Exchange Act reporting Company.  Below are details, outlining the steps that the Company has taken and intends to take under the Program:

1.	The Company has committed up to $2,000,000 to the Program to purchase the Company’s Class A Common Stock (the “Shares”).

2.	As of November 4, 2021, the Company has issued a press release and filed a Form 1-U with the SEC containing details of the Program. These details include:

a.	the business purpose for the Program;
b.	the number of Shares authorized for purchase; and
c.	the manner in which the Shares will be purchased.

3.
The Company’s business purposes for the Program are (a) the Company’s treasury has expanded greatly over the past six months and, as such, the Company is in a position to return some capital to its shareholders, and (b) the Company expects the Program to deliver additional value to shareholders over the long-term.

4.
The Company’s purchases made pursuant to the Program (the “Purchases”) will only be made during the open trading window (the “Window”).  The Window will begin at the start of the first full trading day following the Company’s earnings release and end at the end of the fifteenth day of the third month of each fiscal quarter.

5.	The Company will not be in possession of any material non-public information when making the Purchases.

6.	The Company will only make Purchases through the Company’s account with tZERO Markets.

7.	Purchases will not be the first trade of the day.

8.	The Company will not make Purchases within the last 30 minutes of the trading day.

9.	The Company will not pay per share prices for the Shares greater than the higher of the current highest independent bid price per Share or the last independent sale price per Share reported.

10.	Aggregate Purchases on any given day during the Window shall not exceed 25% of the average daily trading volume for the four preceding calendar weeks.

11.
The Company will make the Purchases using funds from retained earnings and at no time will funds be used if the Company’s total liabilities exceed net assets and otherwise will be in compliance with Delaware law, as applicable.

12.	The maximum purchase price shall be $55.